REGULATION C OFFERING STATEMENT DATED August 15, 2016

Green Sense Farms, LLC



6525 Daniel Burnham Drive, Suite B
Portage, Indiana, 46368
www.greensensefarms.com

Up to 10,000 units of limited liability company membership interests.
Minimum purchase: One (1) Unit for ($100). Total Raise $1,000,000

We are offering a maximum of 10,000 units of limited liability company membership interests ("Common Units") on a "best efforts" basis. Our target offering amount is $100,000. If we do not raise our target offering amount by October 29, 2016, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis. See "Plan of Distribution" and "Securities Being Offered" for a description of our units.

Units	Number of Units	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Unit	1	$100.00	$0.00	$97.50
Target Offering Amount	1,000	$100,000.00	$0.00	$97,500.00
Maximum Offering Amount	10,000	$1,000,000.00	$0.00	$975,000.00

(1) The fee for posting on StartEngine.Com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $2.50 per unit purchased, will be added to the investment for each unit purchased. This surcharge is in addition to the Unit price and is not calculated as a portion of the target offering amount or maximum offering amount.
(2) We do not intend to use commissioned sales agents or underwriters.
(3) Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com. See "Use of Proceeds" and "Plan of Distribution".

- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.**

- **StartEngine will notify investors when the target offering amount has been met.**

- **If we reach the target offering amount prior to October 29 , 2016, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

- **If an investor does not cancel an investment commitment before the 48-hour period prior to October 29, 2016, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**

- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.**

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Common Units and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 4.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Units offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors." "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We urge you to read this offering statement, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this offering statement are qualified by these cautionary statements. The forward looking statements contained in this offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 4. References to "we," "us," "our," or the "Company" mean Green Sense Farms, LLC.

Our Company

Green Sense Farms, LLC, is an Indiana limited liability company ("GSF" or the "Company") whose goal is to build a vegetable brand that is "nationally known and locally grown" by establishing a network of indoor vertical farms. Established in 2012, GSF is currently the largest commercial indoor vertical farm, by density in the United States, with expansion plans for multiple farms in the USA, Canada, Scandinavia and Asia. GSF grows leafy greens in grow rooms where all inputs are controlled creating an ideal environment for consistent, healthy, plant growth. The temperature, humidity, air flow and lighting are constantly monitored in the grow rooms. The nutritious produce includes, micro greens, baby greens, culinary herbs and lettuces and sold to consumers within approximately 250 miles of the farm. Sustainable farming practices can increase overall crop yields, and provide healthy foods to the growing population year-round.

GSF owns, operates, designs, and builds farms. The first of these farms is the Portage Farm ("Portage Farm"), which began operations in March 2014. Located on the eastern shores of Lake Michigan in Portage, Indiana in the Ameriplex Industrial Park approximately 50 minutes from downtown Chicago. The Portage Farm consists of two climate controlled grow rooms, each approximately 100,000 cubic feet. Within each grow rooms are rows of grow towers containing stacking hydroponic tubs with LED lights. Grow Room I has a climate ideal for growing herbs and baby greens. Grow Room II has an ideal climate for growing lettuces and microgreens. The Farm also consist of a seeding area, germination area, packing area, cooler and shipping area.

In addition, GSF has recently launched a separate company, Green Sense Farms HK ("GSF HK") to fill the growing demand for fresh chemical free produce in China. GSF HK is a wholly owned subsidiary of GSF, and will serve as a joint venture partner for GSF to expand internationally into Asia. GSF HK recently finished development of its first international farm in Shenzhen ("Shenzhen Farm") located across the northwestern border of Hong Kong in the city of Shenzhen, China. The Shenzhen Farm construction was completed in August 2016. Shenzhen Farm is located in a unique old textile mill that has been redeveloped into an art and business district called Id Town. Shenzhen Farm consists of two climate controlled grow rooms each approximately 75,000 cubic feet. Within each grow rooms are rows of grow towers containing stacking hydroponic tubs with LED lights. Grow Room I has a climate ideal for growing herbs and baby greens. Grow Room II has an ideal climate for growing lettuces and microgreens. The Farm also consists of a seeding area, germination area, packing area, cooler and shipping area.

The goal of GSF is to build farms that have the same equipment and operational design so that they can be easily replicated to consistently grow high yield quality crops wherever they are located.

The Offering

Securities Offered	Maximum number of Common Units 10,000 ($1,000,000)
Common Units outstanding pre offering	563,052
Common Units outstanding post offering	574,186[1]

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[1] Two additional Series A Preferred units as of the date hereof have purchase commitments from investors, which would add 1,134 to the total outstanding post-offering. These Series A Preferred Units are expected to close on or before September 1, 2016.

The net proceeds of this offering will be used primarily to fund research and development, farm expansion/pre-development activities, and improve operational efficiencies at the Portage Farm.

Investing in our units involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

RISK FACTORS

An investment in our Common Units involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Common Units could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Expansion Stage Business

The Company was formed on September 25, 2012. While the Company generates revenue through the sale of leafy greens and through farm development fees, the Company has not yet generated positive earnings. The Company's proposed operations are subject to all business risks associated with new enterprises. The Company continues to invest into operational improvements at the Portage Farm and has development work to undertake for successful execution of the Company's expansion. Further, the Company's expansion and sales schedules may be altered as a result of regulatory changes, consumer market developments, business interruption caused by events beyond control of the Company, or Company initiated changes. Changes in packaging or produce specifications required by consumers may delay growth cycles which will impact revenue projections. When growing in a controlled environment, any change to the biology within the farm can impact plant quality and growth cycles. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Competition

The controlled environment growing of leafy greens and herbs is a new emerging market. The Company will face competition from existing and new market entrants. There can be no assurance that the Company's competitors will not develop products or services that may be more effective than the Company's current or future products or that the Company's growing methods would not be rendered obsolete by such developments.

Some of the Company's current and potential competitors may have greater name recognition, larger customer bases, and greater financial and marketing resources than the Company. Some competitors are publicly traded. With a tradable equity offering on the public market, they may have access to financing necessary to adapt more quickly to new or emerging technologies and changes in vertical farming, or to devote greater resources to the promotion and sale of their products than the Company. There can be no assurances that the Company's customers will not perceive the services or products of such other companies substitutes for our products.

Inadequacy of Funds

Funds raised in this Offering will be used primarily for research and development, pre-development activities of farm expansion, such as site selection, lease negotiations and product buyer negotiations, and improve operational efficiencies at the Portage Farm. Construction and completion of the expansion farms will require a future capital raise of approximately $3 million dollars per farm for a 20,000 sq./ft. facility ("Expansion Funds"). Expansion farms will be formed as wholly-owned subsidiaries of GSF. While a portion of the required Expansion Funds will be acquired through traditional business debt and/or revenues from the Portage Farm, additional capital may be raised through a future equity offering.

Dependence on Key Personnel and Management

In the early stages of expansion, the Company's business will be significantly dependent on the Company's management team and technical, marketing and sales personnel that the Company will recruit in the early expansion stages. There is shrewd competition in the industry to hire and retain qualified personnel, and the Company will actively search for qualified personnel as the Company grows. In the event the Company were to lose a key member of management or key personnel, the Company may not be able to find a replacement within a time frame that would avoid an adverse material impact.

Risks of Borrowing

The Company has and may need to seek additional capital from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of our management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Holder

The Company's Manager and majority owner is, and will remain for the foreseeable future, Robert Colangelo. Investors will not be able to control the management of the Company.

Intellectual Property Rights

With the exception of the trademarked logo for "Green Sense Farms", the Company's has no other registered intellectual property right protections for its products.

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may be required by a court to alter our growing method, which would interfere with product sales, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

Dilution

Robert Colangelo, as the Manager of the Company, has sole authority to authorize the Company to issue additional units of the Company's membership interests (including Common Units and preferred units) and to establish the rights and preferences with respect to such additional units, including liquidation preferences that may be senior to the Common Units offered through this offering. In addition, the Company intends to reserve additional Common Units for issuance under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred units with terms and preferences to be determined in the sole discretion of the Manager. Preferred units would likely be senior to the Company's common units on liquidation and may have other preferential rights such as the right to appoint an additional manager or a right to receive a preferred return on investment. Such future issuances of preferred or Common Units may dilute a purchaser's investment in this offering.

Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Units for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Units and no market is expected to develop.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the

Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

THE COMPANY IS OFFERING THE UNITS PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE UNITS, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S LIMITED LIABILITY COMPANY OPERATING AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that, at a per Common Unit price of $100.00, the net proceeds from the sale of the 10,000 Common Units in this offering will be approximately $903,000, after deducting the estimated offering expenses of approximately $97,000.

The net proceeds of this offering will be used primarily to fund research and development, farm expansion/pre-development activities, and improve operational efficiencies at the Portage Farm.

Accordingly, we expect to use the net proceeds as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$100,000	$1,000,000
Less: Offering Expenses		
(a) StartEngine Fees (2.5% of 5% total fee)	$2,500	$25,000
(b) FASTransferFees[1]	$4,700	$47,000
(c) Professional Fees[2]	$2,000	$25,000
Net Proceeds	$90,800	$903,000
Use of Net Proceeds:		
(a) R&D	$90,800	$300,000
(b) Marketing	-	$50,000
(c) Salaries and General Admin	-	$100,000
(d) Expansion farm development	-	$200,000
(e) Professional Fees	-	$3,000
(f) Working Capital [3]	-	$300,000
Total Use of Net Proceeds	$90,800	$903,000

(1)   FundAmerica Stock Transfer, LLC dba FASTransfer's fees will vary based on the total number of investors and amount per investment.

(2)   Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3)   A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this Offering in short-term, interest-bearing securities.

BUSINESS

Company Background and General Overview

The Company's goal is to be the recognized consumer brand that is nationally known and locally grown by establishing a network of indoor vertical farms to grow the best leafy greens and herbs. Established in September of 2012 as an Indiana limited liability company, The Company, when measured by density, is currently the largest commercial indoor vertical farm in operation within the United States, with expansion plans for multiple farms domestically and in Canada, Scandinavia and Asia. We provide nutritious and sustainably grown micro greens, baby greens, culinary herbs and lettuces to consumers within close proximity of each farm.

The Market[2]

Controlled environment agriculture is quickly gaining momentum in the United States. This new wave of indoor farming uses technologies designed to improve control over all variables involved in the growing of produce. With a total addressable market size of over $9 billion (17 times the size of the U.S. market in 2015), we believe controlled environment growing is poised to be the next major enhancement to the American food supply chain.

Strong growth in the consumer market for "local food", the category that has expanded from an estimated $1 billion in 2005 to nearly $7 billion in 2015, has created a unique market entry point for indoor farms' higher price-point products. While seasonality, soil conditions, and access to land have traditionally made year-round local produce sourcing impossible, indoor agriculture is well positioned to satisfy the largely unmet need for local produce by growing year-round in any climate.

Indoor crop production has benefits that increase efficiency in our national food supply chain. Indoor farms can theoretically be located anywhere, including retailer parking lots, urban rooftops, vacant lots, and rural locations. Farmers are more easily able to grow "just in time" and can supplement outdoor growing by supplying produce "off-season". Combined, this means lower transportation costs, less spoilage and better quality produce for consumers. It helps supermarkets cut the $15bn they lose annually on unsold and spoiled produce. This flexibility has encouraged supermarket chains, restaurants and campuses to source produce from indoor farms.

Investors too have a newfound interest in the sector, with about 12% of global agricultural technology investment dollars going into indoor cultivation systems last year. In the US, at least $32 million in venture capital-like funds was invested in indoor agriculture in 2014, more than 60% of the total raised from 2011 onwards.

Like many young industries, the indoor agriculture sector looks to a variety of stakeholders to aid its expansion. Local governments have a role to play in clarifying regulation and zoning for indoor farms, while their federal counterparts can provide better data and extend existing funding programs to the indoor sector.

Indoor farming will never replace conventional outdoor farming methods. It will instead augment the food chain to create a diverse, distributed system more resilient to supply shocks and better prepared to meet the demands of a growing global population.

Development Plan

Grow Room 1 at Green Sense Farms was lit in February of 2014 and we harvested our first crop in March of 2014. We are near positive earnings at the Portage Farm and have recently begun operating the second farm, in Shenzhen, China. We currently have 10 farms in our farm development pipeline that are at various

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[2] Executive Summary from Newbean Capital and Local Roots jointly authored white paper entitled 'Indoor Crop Production: Feeding the Future'. The paper was launched at the 3rd Indoor Ag-Con on March 31, 2015.

stages of negotiations. We intend to begin a staggered construction rollout within the next 12 months. In China, our partners intend to launch 3-15 additional farms in the next three years, where Green Sense Farms will serve as consultant to design, oversee the construction, and provide operational advice in exchange for a per farm development fee and an equity position.

Within the next ten years, Green Sense Farms intends to expand throughout the US, China, Scandinavia, and Canada, building an international brand recognized for quality produce that is locally grown. Concurrently we will begin conducing R&D on super foods and plant proteins that can be processed into medicines and vaccines with the long term goal of creating a bio pharmaceutical company.

Revenue Model

Green Sense Farms revenue model starts with identifying a customer and then sizing the farm to meet the customer's volume (grocery chain, college campus, military base, or institutional/corporate campus). Once we have identified the buyer and know the quantity of produce that they anticipate will be purchased, we will design and build climate controlled grow rooms in a leased facility located at or near the buyer's distribution center.

Once a buyer is identified, an appropriate property is located, and the permitting process is completed, we anticipate that it will take 6-12 months to complete a farm and begin growing. We project full capacity of future farms to be revenue positive by the 18th month, and that each expansion farm will become increasingly efficient/profitable. Once a farm is at full capacity, the revenue line will flatten out on that farm and as additional capacity is needed . . . we build more farms.

Channels

Green Sense Farms is in negotiations with a major national grocery chain, two regional (mid-West) grocery chains, an international greenhouse grower, the US Army, college campuses, and a national shopping mall developer to construct vertical farms throughout the US. Additionally, we are in negotiations with a group out of Canada and a group in Scandinavia to expand our international network. Green Sense Radio Show, hosted by Founding Farmer, Robert Colangelo, is heard in syndication nationwide on 37 stations coast to coast and available through podcasts. The radio show plays an important role in our education and outreach as well as our marketing strategy We have additional revenue channels that include pharmaceutical plant proteins and consumer packaged goods that we plan to bring on line within the next 5 years.

Employees

Green Sense Farms employs between 12 and 20 farmers and packers, including two officers/executives, a Grower, and a systems engineer, but anticipates that it will begin hiring targeted, high skilled employees in late 2016.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has secured the trademark of the Green Sense Farms/ "Watch Us Grow" logo and tag line. The Company does not currently have any plans to develop and protect any further intellectual properties.

Indebtedness

Green Sense Farms, LLC (the Company) had the following indebtedness outstanding as of December 31, 2015:

Bank Promissory Note
Original Term Loan Date: March 7, 2016
Amount Outstanding: $683,333.45
Interest Rate: Prime Rate plus seventy-five basis points. Currently at 4.25%.
Monthly Payment: $8,333.33 plus all accrued and unpaid interest.
Maturity Date: April 30, 2018.
Security: Unencumbered assets of the Company and unlimited personal guarantee of Robert Colangelo.
Covenants: The Company is required to maintain a Minimum Adjusted Tangible Net Worth (as defined under the term loan documents) of not less than $500,000.00

Private Placement: 7% Promissory Note
Original Loan Date: September 22, 2014
Amount Outstanding: $500,000.00
Interest Rate: 7%
Annual Interest Payment: $35,000.00
Principal Maturity Date: September 22, 2019
Security: Unsecured Note
Covenants: None.

LED Light Purchase Agreement

On February 5, 2013, the Company entered into an agreement with a LED light manufacturer for the purchase of LED light modules for the Portage Farm.   Under the agreement, the Company was allowed to defer payment on a portion of the light purchase. The deferred portion of the purchase is to be repaid, over time, as revenues are earned from produce sales. The deferred purchase amount is non-interest bearing. The Company's annual repayment to the vendor is calculated at 4% of revenues from produce sales. The original amount of the deferred purchase was $287,000. To date, the Company has repaid $10,476 of such amount. The next annual payment is to be made to the vendor in the second quarter of 2017. The outstanding balance of the deferred purchase amount is secured by the LED light modules.

Previous Offerings

In 2015, certain promissory note holders were offered the opportunity to convert their promissory notes into Series A Preferred Units at a conversion rate of $100,000 per Series A Preferred Unit. Each Series A Preferred Unit holder at the time of conversion received, 567 Common Units for no additional consideration. Each Series A Preferred Unit shall have a right to an annual 7% dividend payable in cash. Currently, there are 11 Series A Preferred Units outstanding, each of which is subject to repayment of principal to investors in 2020. There are two pending Series A Preferred Units sales that as of August 12, 2016 the Company is awaiting final processing and funding.   Funding for the 2 remaining Series A Preferred Units, will close on or before September 1, 2016, if at all.

In addition, 14,205 Common Units were sold to a strategic investor for $200,000 in 2014. No other equity has been sold to investors by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Since inception, we have been engaged primarily in farm design, and the growing and selling of leafy greens, herbs and lettuces to the consumer markets in the Chicagoland region. Due to the rapid evolution in the vertical farming industry, we are a mature start-up in an expansion mode. . We have generated operating losses since our inception, but anticipate to reach positive earnings in the near future as we continue to expand our operations. We have substantially completed the Portage Farm with 10 out of 14 grow towers operating at full capacity and Shenzhen Farm became operational as of the first week of August 2016.

We anticipate profitability in the 2nd quarter of 2017 although we cannot guarantee it. Multiple revenue streams have been constructed in our business model to include:

1. Produce Sales of leafy greens and herbs;
2. Farm Development fees;
3. Revenue from branded line of processed food (e.g pesto, cut salads, juices…);
4. Tour revenue from farms; and
5. Revenue from the sale of high profit plant proteins for biopharmaceutical use.

Results of Operations

Comparison of Year Ended December 31, 2014 and 2015

Revenue

Revenue increased from $76,230 in 2014 to $788,160 in 2015 due to increased activity from Portage Farm.

Costs of Goods Sold

Costs of Goods Sold increased from $58,412 in 2014 to $106,192 in 2015 primarily due to increased sales. Cost of Goods Sold includes direct inputs such as seeds, coir substrate and fertilizer, as well as packaging costs.

Operating Expenses

Operating Expenses increased from $349,916 in 2014 to $618,385 in 2015 primarily due to increases in management and farm payroll, lease expenses, marketing expenses and utilities.

Liquidity and Capital Resources

As of December 31, 2015, we had total current assets of $461,144, including cash on hand of $295,000. We fund our operations primarily with revenue from sales and farm development fees. This revenue is insufficient to support expansion farms.

PLAN OF OPERATIONS

Green Sense Farms was formed on September 25, 2012. While the company generates revenue through sale of leafy greens and through farm development fees, GSF has not yet generated positive earnings from the operations at the Portage Farm. The Company's proposed operations are subject to all business risks associated with new enterprises. The Company continues to invest into operational improvements at the Portage Farm and has development work to undertake for successful execution of GSF's expansion. Further, the Company's expansion and sales schedules may be altered as a result of regulatory changes, consumer market developments, business interruption caused by events beyond control of the Company, or Company initiated changes. Changes in packaging or produce specifications required by consumers may delay growth cycles which will impact revenue projections. When growing in a controlled environment, any change to the

biology within the farm can impact plant quality and growth cycles. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably

To date, $1,955,000 (or $2,155,00 subject to the closing of the sale of the two additional Series A Preferred Units) has been invested into the formation of the Company and the developments at Portage Farm. We now seek to raise at least $100,000 and up to $1,000,000 in funding from this Offering to conduct continued R&D, for operating capital, and for pre development activities related to expansion. Upon completion of this phase, which management expects to take approximately 6 months, we will further broaden our expansion plans for institutional campuses and universities. We believe that these activities will place us in favorable revenue generation position. We will not fund additional expansion farms through this Offering.

In the event that we do not immediately achieve our goals, we may seek additional funding from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture capital or debt arrangements.

MANAGER, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our manager and executive officers as of July 1, 2016, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Robert Colangelo	Founding Farmer, CEO, President	Since inception
Carl Wenz	Founding Farmer, CFO, Treasurer	Since inception
Rob Schlyer	Secretary	March 17, 2015
Manager		
Robert Colangelo	Sole Manager	Since inception

Our CEO and CFO work full-time for Green Sense Farms. There are no family relationships between the manager, executive officers or significant employees. During the past 5 years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses. In addition to our officers and manager, we employ a full time Grower, Agricultural Engineer, and farmers and packers that are hourly employees.

Executive Officers

Robert Colangelo – Co-Founder, Manager, Chief Executive Officer and President

Robert Colangelo has served as the Company's Manager, CEO and President since inception in 2012. Mr. Colangelo is an environmental entrepreneur, scientist and author with 25 years' experience creating market based environmental companies. He is the founder of several leading for profit & nonprofit environmental organizations. Prior to his involvement with the Company he founded, and served as Executive Director of a nonprofit association for Fortune 100 industrial companies to meet, exchange ideas, and benchmark best management practices so executives could better manage large portfolios of surplus properties. Founding members included: Alcoa, BASF, Ford, ExxonMobil.

Carl Wenz – Co-Founder and Chief Financial Officer

Carl Wenz has served as the Company's Chief Financial Officer since inception in 2012. Mr. Wenz started his accounting career at the Dearborn Group, LLC, an Arlington Heights, IL a firm that owned and managed numerous apartment developments in IL and IA. He then worked at Utilities, Inc., a multi-state water and wastewater utility holding company. As the VP of Regulatory Matters, Mr. Wenz was responsible for all functions dealing with rate setting and economic regulation in the Company's sixteen state service area. He then formed DC Custom Homes, LLC. As a partner in the firm, he participated in the acquisition, redevelopment and sale of numerous residential properties in the suburbs of Chicago. He also is a partner in AC Capital Partners, LLC, a firm that owns and leases assisted living centers in Wisconsin.

Robert Schlyer – Secretary/General Counsel

Mr. Schlyer has been involved with Green Sense Farms since formation, and serves as its Secretary, General Counsel and Manager of Investor Relations. Mr. Schlyer has worked with established and start-up companies for 20+ years providing legal and consulting service for international technology companies, real estate management companies, food service businesses, and within the medical technology space. His practice has focused on businesses with transformative ideas that positively impact society.

Mr. Schlyer is also co-founder of the North Shore Men's Health Initiative, a charitable organization benefiting Northwestern University's Feinberg School of Medicine cancer research department.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

Mr. Colangelo and Mr. Wenz each earn an annual salary of $50,000 and are eligible to receive annual bonuses.

Compensation of Manager

We currently have a sole manager, and he is not compensated for such role. We do not anticipate compensating our executive officers or manager(s) for attendance at meetings. We reimburse our officers and managers for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

The Company has formed a high profile, volunteer, Advisory Board, that actively consults with the Manager regarding expansion and development decisions.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Held	% of Voting Power Prior to Offering
Robert Colangelo	450,000 Common Units	79.2%
Carl Wenz	68,180 Common Units	12%

RELATED PARTY TRANSACTIONS

Green Sense Farms has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital consists of 1,000,000 Common Units, and 24,000 Preferred Units. As of August 12, 2016, we had 563,052 Common Units and 11 Series A Preferred Units outstanding. The following is a summary of the rights of our capital ownership units as provided in our operating agreement.

The Company intends to reserve 290 Common Units for future issuances to employees, consultants and directors of the Company pursuant to an equity incentive plan to be adopted by the Company in the near future. The Company has entered into a deferred payment agreement with Robert Schlyer, Secretary and general counsel providing $2,500 per month that can be invested in Common Units in exchange for services.

Common Units

Voting Rights. The holders of Common Units are entitled to one vote for each unit held of record on all matters submitted to a vote of the members.

Dividends. Subject to preferences that may be granted to any then outstanding Preferred Units, holders of the Common Units are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the members. The payment of dividends on the Common Units will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units.

Absence of Other Rights or Assessments. Holders of Common Units have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common units. When issued in accordance with our certificate of incorporation and Indiana General Corporation Law, Units will be fully paid and not liable to further calls or assessment by us.

Preferred Units

Our Founding Manager, Robert Colangelo, is authorized by our Articles of Organization to establish classes or series of preferred units and fix the designation, powers, preferences and rights of the units of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our members. Any preferred units so designated and issued would have priority over our Common Units with respect to dividend or liquidation rights. Any future issuance of preferred units may have the effect of delaying, deferring or preventing a change in our control without further action by our members and may adversely affect the voting and other rights of the holders of our common units. At present we have no plans to issue any additional Preferred Units or to adopt any new series, preferences or other classification of preferred units, but we may decide to do so in the future. Our board presently does not intend to seek member approval prior to the issuance of currently authorized units, unless otherwise required by law.

Operating Agreement

Currently Robert Colangelo is the sole Founding Manager and may amend the operating agreement pursuant to Article V therein.

The foregoing description of the Company's securities, as well as references to the terms and provisions of the Articles of Organization and the Company's operating agreement, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which shall be furnished upon request.

Transfer Agent and Registrar

FundAmerica Stock Transfer, LLC dba FASTransfer is the Company's transfer agent for our Common Units.


RESTRICTIONS ON TRANSFER


The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1)   to the Company, which will maintain a right of first refusal on all transfers;

(2)   to an accredited investor (as defined below in "PLAN OF DISTRIBUTION");

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PLAN OF DISTRIBUTION

We are offering a minimum of 1,000 Common Units (the "Target Offering Amount") and a maximum of 10,000 Common Units (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before October 29, 2016 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of October 29, 2016 (which date may be extended at our option) or the date when all Units have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

We are not selling the Units through commissioned sales agents or underwriters. We will use our existing website to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on Startengine.com.

The Startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in Green Sense Farms.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user friendly process of establishing their personal and financial identity, selecting the number of Units to be purchased and how payment will be made, and executing subscription agreements. Once complete all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the Units, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,000 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $100,000; or
- 10% of such investor's annual income or net worth (not to exceed an amount sold of $100,000), if both the annual income and net worth of the investor is $100,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged StartEngine Crowdfunding, Inc. ("StartEngine") to serve as the intermediary through which the offering will be conducted. StartEngine is a registered intermediary with the SEC. They charge a 5% total fee on all funds raised. The StartEngine fee will be paid by the Company and the Investor, 2.5% each, or $2.50 per unit. We will pay StartEngine an estimated $2,500 if we only raise the Target Offering Amount and $25,000 if we raise the Maximum Offering Amount.

We have engaged FundAmerica Stock Transfer, LLC dba FASTransfer ("FASTransfer"), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation CF;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will FASTransfer solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to FASTransfer, which is also acting as our transfer agent.

As compensation for the services listed above, we have agreed to pay FASTransfer up to $25 per investor for escrow and transaction processing fees, including anti-money laundering review, automated clearing house / wire transfer fees, and electronic signature fees. In addition, we will pay FASTransfer $500 for escrow account set up.

FASTransfer has not investigated the desirability or advisability of investment in the securities offered hereby nor approved, endorsed or passed upon the merits of purchasing the securities offered hereby.

As transfer agent, FASTransfer will be paid a monthly administration fee of $25 per month for so long as the offering is being conducted.

Green Sense Farms executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on Green Sense Farms website. They also work with startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. StartEngine will notify investors when the Target Offering Amount has been met. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to Green Sense Farms upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.greensensefarms.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Business Plan Summary
Green Sense Farm is the leader in indoor vertical farming








**INDIANA UNIVERSITY
SOUTH BEND**

SUST S360: The Art of Sustainability Course jointly developed by Green Sense Farms and IUSB





Q: Water, energy, transportation are inextricably linked to food production. The population is projected to be at 9 billion people in the year 2050. How will we feed a growing global population and use less water and energy?

A: Grow indoors in stacking hydroponic towers, using sustainable farming practices and build Farms near consumers.

Core Values

Food Quality

Food Safety and Hygiene

Sustainability Grown
- ◦ (Good for people and planet- zero waste, zero energy, reuse all water)

Create a positive, safe work environment

Set the standard for indoor vertical farming and be a market leader

Sustainability Goals

Reduce, reuse, recycle & rot (anything that is organic compost)

Goal is to be zero waste, zero energy and recycle all water



To profitably and sustainably grow the best leafy greens in a controlled indoor environment, transforming farming and produce distribution.

"We didn't create farming. We made farming better."

"You never change things by fighting the existing reality. To change something, build a new model that makes the existing model obsolete."



Buckminster Fuller

New Model: Grow food by crop type!



Field Farming – wheat, corn, soybeans…



Greenhouses – tomatoes, cucumbers, peppers…



Indoor Vertical Farms – leafy greens, lettuces, herbs, plant protein…

Current Food Distribution Model

Farm








Table

Days	1	2	3	4	5	6



Disruptive Distribution Model

Farm









Table

1   6   12   18   24



Hours



Green Sense Farms Business Model

Grow high quality leafy greens year-round.

Sell produce to educated consumers willing to pay a premium for high quality, locally and sustainable grown produce.

Build a network of Farms and locate at college/corporate campuses, hospitals, military basses and grocery stores distribution centers.

Why Now?

Consumers are demanding fresh, locally grown, high quality produce, free of chemicals.

Retailers have recognized this trend and seek local growers that can provide high quality produce, year-round, regardless of climate and weather conditions.

There is a shortage of growers who can produce a *consistent, predictable,* **year-round** supply of fresh vegetables, pesticide, herbicide and GMO free.



Green Sense Farms Solution

Grow leafy green vegetables 24/7, 365 days a year, in ultra clean, climate controlled grow rooms, free of pesticides, herbicides and GMO seeds, reducing waste, conserving energy and recycling water and nutrients. Put these farms at the point of consumption and distribution.



Products

Lettuces

Culinary Herbs

Baby Greens

Micro Greens



Whole Foods, Lincoln Park , Chicago

Customers

- Grocery Stores
- Produce Company
- Select Restaurants



Competition

- Uneducated consumer
- Uneducated retailers
- Uneducated academics/politicians
- Field farmers lobby

Modern Sustainable Farms









Vision

◦ Build a produce brand that is: Nationally-Known & Locally-Grown

◦ Design, build, own and operate a network of vertical farms in the USA, China, Canada & Scandinavia

◦ Locate Farms at the point of consumption wherever large volumes of meals are sold daily

  ◦ College/corporate campuses, hospitals and military bases

◦ Locate Farms at the point of distribution

  ◦ Perishable food distribution centers

Green Sense Farms Advantages

- Seasoned management team
- Strong customer base
- Proven Indoor growing technology
- Partners and strategic relationships
- Controlled sanitary environment
- Compliance with Food Safety and Product Recall regulations
- Year-round production & consistent plant quality
- Largest indoor vertical farm and user of LED grow lights







Partnerships

















- Philips – LED lighting innovation partner
- Hotimax- Fertigator and automated control sensors
- Rijk Zwaan- Non GMO seeds bred for LED lights
- Desert Aire- Climate Control Systems
- Dramm –Water Treatment
- Star Global Agriculture- China Operating Partner
- Infinite Herbs- Growing Partner
- Ivy Tech Community College – Farm Partner
- Indiana University South Bend- Sustainability
- University of Arizona, CEAC- R&D
- Green Sense Radio Show- Outreach



RIJK ZWAAN
PIAZZA PRODUCE
Sharing a healthy future
·Local Programs
·Organic Programs
·Seasonal Items
·Specialty Produce
·All Natural Foods
·Gluten-Free Foods
PHILIPS



Management Team

Robert Colangelo, Manager/CEO

Carl Wenz, CFO/Treasurer

Rob Schlyer, Secretary/ Manager Investor Relations/Counsel

Lane Patterson, Agricultural Engineer, Systems Manager

Corbett Miller, Grower

Media Coverage



    

 

    

  

Exit Strategy

Green Sense Farms is a leader in a rapidly emerging market. We will continuously evaluate opportunities that are in the best interest of shareholders to maximize their returns.

Options include:
- Stock buyback
- Consolidate other indoor vertical farms
- Merge with a strategic partner
- Sell the company to a strategic or financial buyer
- Launch an IPO



6525 Daniel Burnham Drive, Suite B
Portage, IN 46368



The End

ONDROVICH & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
3060 Willowcreek Rd Portage IN 46368

Independent Accountant's Review Report

Members
Green Sense Farms LLC
Portage IN

We have reviewed the accompanying financial statements of Green Sense Farms LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ondrovich + Associates PC

Portage IN
August 3, 2016

CPA America Counts on CPAs®

Green Sense Farms, LLC
Balance Sheet
For the Years Ended December 31, 2015 and 2014

	2015		2014
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 294,468.51		358,839.63
Accounts Receivable, net	133,253.76		1,288.00
Inventory	33,422.00		13,121.72
Total Current Assets	$ 461,144.27		373,249.35
Fixed Assets			
Machinery and Equipment	1,723,123.20		1,261,583.87
Less: Accumulated Depreciation	(154,576.09)		(70,182.09)
Net Machinery and Equipment	$ 1,568,547.11	$	1,191,401.78
Leasehold Improvements	112,527.78		106,858.59
Less: Accumulated Depreciation	(14,051.36)		(6,694.36)
Net Leasehold Improvements	$ 98,476.42	$	100,164.23
Total Fixed Assets	$ 1,667,023.53	$	1,291,566.01
Other Assets			
Deferred Tax Asset	223,921.00		202,325.00
Deposits			3,333.33
TerraSphere License	250,000.00		250,000.00
Total Other Assets	473,921.00		455,658.33
TOTAL ASSETS	$ 2,602,088.80	$	2,120,473.69
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable & Accrued Expenses	$ 54,014.80		31,971.98
Loans, Notes and mortgages payable in less than 1 year	100,000.00		300,000.00
Total Current Liabilities	$ 154,014.80		331,971.98
Long-Term Liabilities			
Loans, Notes and mortgages payable in more than 1 year	1,384,837.80		1,348,784.17
Total Long-Term Liabilities	$ 1,384,837.80		1,348,784.17
Total Liabilities	$ 1,538,852.60	$	1,680,756.15
Equity			
Members' Equity	1,555,000.00		855,000.00
Retained Earnings	(491,763.80)		(415,282.46)
Total Equity	$ 1,063,236.20		439,717.54
TOTAL LIABILITIES AND EQUITY	$ 2,602,088.80	$	2,120,473.69

See Independent Accountant's Review Report

2

Green Sense Farms, LLC
Statement of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
OPERATING ACTIVITIES		
Net Income	$ (76,481.34) $	(300,396.97)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(131,965.76)	(1,288.00)
Inventory	(20,300.28)	(13,121.72)
Deferrals	(21,596.00)	(160,034.00)
Cash and Cash Equivalents	91,751.00	76,876.45
A/P and Credit Cards	21,027.19	5,079.03
Payroll Tax Liabilities	3,662.20	3,840.97
Accrued Investor Interest Payable	(2,646.57)	12,235.61
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (60,068.22) $	(76,411.66)
Net cash provided by operating activities	$ (136,549.56) $	(376,808.63)
INVESTING ACTIVITIES		
Investments in PP&E	(461,539.33)	(106,057.60)
Leasehold Improvements	(5,669.19)	(9,359.11)
Ameriplex Security Deposit	3,333.33	-
Net cash provided by investing activities	$ (463,875.19) $	(115,416.71)
FINANCING ACTIVITIES		
Short Term Debt Financing	(50,000.00)	50,000.00
Principle Payments on Long Term Notes Payable	(99,999.96)	(99,999.96)
LED Light Advance - Philips Lighting B.V.	143,500.00	-
Revenue Sharing Agreements	(7,446.41)	-
Debt Financing	-	650,000.00
Sale of Common Equity	-	202,272.00
Treasury Stock	-	(2,272.00)
New Investment - Pref Equity - Series A	550,000.00	-
Net cash provided by financing activities	$ 536,053.63 $	800,000.04
Net cash increase for period	$ (64,371.12) $	307,774.70
Cash at beginning of period	358,839.63	51,064.93
Cash at end of period	$ 294,468.51 $	358,839.63

See Independent Accountant's Review Report



Green Sense Farms
3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

The Company has not had any events in the past that have, or to the best of the knowledge of the Company will, triggered/trigger disqualification.

Green Sense Farms, LLC
Statement of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014

	Common Capital	Preferred Capital	Treasury Stock	Retained Earnings	Total Equity
Balance at January 1, 2014	$ 550,000			$ (114,885)	$ 435,115
Conversion of Owner Note to Equity	105,000				105,000
Forfeit of Owner Equity to pay off Loan	(25,000)		25,000		-
Grant of Treasury Shares	2,272		(2,272)		-
Cash and Cash Equivalents	200,000				200,000
Net Income for 2014				(300,397)	(300,397)
Balance at December 31, 2014	**$ 832,272**	**$ -**	**$ 22,728**	**$ (415,282)**	**$ 439,718**
Sale of Common Equity	2,272		(2,272)		-
Sale of Preferred Equity		550,000			550,000
Grant of Common Equity Units with Sale of Preferred Equity Units	3,176		(3,176)		-
Conversion of Ser A Debt to Preferred Equity		150,000			150,000
Net Income for 2015				(76,481)	(76,481)
Balance at December 31, 2015	**$ 837,720**	**$ 700,000**	**$ 17,280**	**$ (491,763)**	**$ 1,063,237**

See Indpendent Accountant's Review Report

4



Green Sense Farms

3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Since inception, we have been engaged primarily in farm design, and the growing and selling of leafy greens, herbs and lettuces to the consumer markets in the Chicagoland region. Due to the rapid evolution in the vertical farming industry, we still consider ourselves a development stage company. We have generated operating losses since our inception, but anticipate to reach positive earnings in the near future as we continue to expand our operations. We have substantially completed the Portage Farm with 10 out of 14 grow towers operating at full capacity and Shenzhen Farm became operational as of the first week of August 2016.

We anticipate profitability in the 2nd quarter of 2017 although we cannot guarantee it. Multiple revenue streams have been constructed in our business model to include:

1. Produce Sales of leafy greens and herbs;
2. Farm Development fees;
3. Revenue from branded line of processed food (e.g pesto, cut salads, juices…);
4. Tour revenue from farms; and
5. Revenue from the sale of high profit plant proteins for biopharmaceutical use.

Results of Operations

Comparison of Year Ended December 31, 2014 and 2015

Revenue

Revenue increased from $76,230 in 2014 to $788,160 in 2015 due to increased activity from Portage Farm.

Costs of Goods Sold

Costs of Goods Sold increased from $58,412 in 2014 to $106,192 in 2015 primarily due to increased sales. Cost of Goods Sold includes direct inputs such as seeds, coir substrate and fertilizer, as well as packaging costs..

Operating Expenses

Operating Expenses increased from $349,916 in 2014 to $618,385 in 2015 primarily due to increases in management and farm payroll, lease expenses, marketing expenses and utilities.

Liquidity and Capital Resources

As of December 31, 2015, we had total current assets of $461,144, including cash on hand of $295,000. We fund our operations primarily with revenue from sales and farm development fees. This revenue is insufficient to support expansion farms.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America ("U.S.G.A.A.P.").

Nature of Operations

Green Sense Farms LLC ("Company") was organized on Sept 25, 2012 in the state of Indiana. The Company is engaged in year round agricultural production through operating an indoor hydroponic farm in Portage IN. Customers include produce distributors, supermarkets and restaurants.
The Company also provides consulting and technology services for the purpose of establishing hydroponic farms and other controlled environment agriculture projects. Projects in various stages of planning and developments are located in the United States, Canada, China and Scandinavia.

Use of Estimates

The preparation of financial statements in conformity with U.S.G.A.A.P. requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory consisting of seeds, growing supplies and packaging is stated at the lower of cost (first in, first out method) or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the useful life of the related assets. Expenditures for repairs and maintenance are charged to expense as

6

Green Sense Farms, LLC
Notes to the Financial Statements
December 31, 2015 and 2014

incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue and Cost Recognition

Revenues are recognized when earned and costs are recognized when incurred. The company derives its revenue from the sale of agricultural produce and fees for consultation and technology services related to indoor hydroponic farming.

Income Taxes

The Company has elected to be treated as a corporation for income tax purposes.
The company has accumulated a deferred tax asset of $223,921 and $202,325 for the years ended December 31, 2015 and December 31, 2014 respectively.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through August 3, 2016, which is the date the financial statements were available to be issued.

2. **TRANSACTIONS WITH RELATED PARTY**

The Related Party Loans were short term loans from the Company's founders to provide additional working capital. The loans were repaid in June of 2015.

3. **PROPERTY AND EQUIPMENT**

	December 31, 2015	December 31, 2014
Assets		
Agricultural Equipment	1,698,283.90	1,242,357.41
Shop Equipment	20,540.92	16,424.86
Office Furniture and Equipment	4,298.38	2,801.60
Leasehold Improvements	112,527.78	106,858.59
	1,835,650.98	1,368,442.46
Accumulated Depreciation and Amortization	(168,627.45)	(76,876.45)

See Independent Accountant's Review Report

Green Sense Farms, LLC
Notes to the Financial Statements
December 31, 2015 and 2014

Net Property and Equipment	1,667,023.53	1,291,566.01

4. OPERATING LOSS AND TAX CREDIT CARRYFORWARDS

The company has income tax NOL carryforwards related to operations for the years ended December 31, 2014 and December 31, 2015. They are recorded as a deferred tax asset. The deferred tax asset will be carried forward for 20 years or until used.

Deferred tax asset prior years:	$ 42,291
Deferred tax asset for tax year ended 12/31/2014	$160,034
Deferred tax asset for tax year ended 12/31/2015	$ 21,596

5. LONG TERM FINANCING ARRANGEMENTS AND SECURITY INTERESTS

On January 17, 2013 the company entered into agreement with BMO Harris to borrow 975,000 at 4% for the purchase of necessary agricultural equipment. BMO Harris has a security interest in the equipment purchased.

On February 7, 2013 the company entered into a revenue sharing agreement with an equipment vendor whereby the vendor supplies equipment in exchange for a percentage of gross sales of the produce payable annually. The total amount is not to exceed the agreed upon cost of the equipment. The equipment was delivered in two transactions in 2014 and 2015 for $143,500 each.

On September 22, 2014 the company issued private placement bonds in the amount of $500,000.

Long term debt is as follows

	2015	2014
BMO Harris	$708,333	$808,333
Less: Current portion	(100,000)	(100,000)
Net long term debt	$608,333	$708,333
Revenue Sharing agreement	$276,504	$140,450
Private Placement Ser A	$500,000	$500,000
Total Long Term Debt, net of current portion	$1,384,837	$1,348,783

6. CURRENT LIABILITIES

Accounts Payable & Accrued Expenses	2015	2014
Accounts Payable	$ 30,404.61	14,434.52
Credit Cards	5,057.10	-

See Independent Accountant's Review Report

Green Sense Farms, LLC
Notes to the Financial Statements
December 31, 2015 and 2014

Payroll Tax Liabilities		8,964.05	5,301.85
Accrued Interest Payable		9,589.04	12,235.61
	$	54,014.80	$ 31,971.98

Loans, Notes and mortgages payable in
less than 1 year

Short Term Notes Payable		-	150,000.00
Loans Payable Related Party		-	50,000.00
Current portion of Long term debt		100,000.00	100,000.00
	$	100,000.00	300,000.00

Green Sense Farms, LLC
Profit and Loss
For the Years Ended December 31, 2015 and 2014

	2015	2014
Total Income	$ 788,160.37	$ 76,230.67
Cost of Goods Sold		
Cost of Goods Sold	106,192.92	58,412.94
Gross Profit	$ 681,967.45	$ 17,817.73
Expenses		
Management & Farm Payroll	288,255.23	163,929.95
Contract Labor	29,980.23	12,665.62
P/R Taxes	26,301.01	14,379.24
Employee Expenses - Other	935.90	2,525.00
Laboratory Fees	2,034.14	501.25
Utilities	108,853.52	51,927.50
Equip. Rental, Repairs and Maintenance	3,879.76	6,137.76
Small Tools, Equipment & Supplies	4,760.68	5,051.63
Safety and Sanitation Expenses	3,225.70	1,486.88
Car and Truck Expenses	242.82	744.02
Bank, FOREX, and Financing Charges	2,262.97	825.93
Insurance	10,112.00	9,383.00
Rent, CAM, R/E Tax Expense - Ameriplex	84,038.28	46,644.28
Travel Expenses	6,517.36	1,801.23
Business Development	1,673.38	-
Meals & Entertainment	5,456.73	4,995.45
Marketing Expenses	12,487.91	6,657.55
Office Expense	14,497.18	8,479.32
Professional Fees	12,871.15	11,780.58
Operating Expenses	$ 618,385.95	$ 349,916.19
Operating Income	$ 63,581.50	$ (332,098.46)
Other Expenses		
BMO Harris Term Loan Interest	$ 31,076.86	$ 35,133.33
Interest Expense - Other	40,983.56	16,274.29
State of Indiana Taxes - Other	21.42	48.44
State of Indiana Taxes - Income	(2,174.00)	
Depreciation Expense	91,751.00	76,876.45
Total Other Expenses	$ 161,658.84	$ 128,332.51
Net Loss before income taxes	$ (98,077.34)	$ (460,430.97)
Income Tax Benefit:		
Benefit due to Loss Carryforward	21,596.00	160,034.00
Net Loss	$ (76,481.34)	$ (300,396.97)



Green Sense Farms

3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

Indebtedness

Green Sense Farms, LLC (the Company) had the following indebtedness outstanding as of December 31, 2015:

Bank Promissory Note

Original Term Loan Date: March 7, 2016
Amount Outstanding: $683,333.45
Interest Rate: Prime Rate plus seventy-five basis points. Currently at 4.25%.
Monthly Payment: $8,333.33 plus all accrued and unpaid interest.
Maturity Date: April 30, 2018.
Security: Unencumbered assets of the Company and unlimited personal guarantee of Robert Colangelo.
Covenants: The Company is required to maintain a Minimum Adjusted Tangible Net Worth (as defined under the term loan documents) of not less than $500,000.00

Private Placement: 7% Promissory Note

Original Loan Date: September 22, 2014
Amount Outstanding: $500,000.00
Interest Rate: 7%
Annual Interest Payment: $35,000.00
Principal Maturity Date: September 22, 2019
Security: Unsecured Note
Covenants: None.

LED Light Purchase Agreement

On February 5, 2013, the Company entered into an agreement with a LED light manufacturer for the purchase of LED light modules for the Portage Farm. Under the agreement, the Company was allowed to defer payment on a portion of the light purchase. The deferred portion of the purchase is to be repaid, over time, as revenues are earned from produce sales. The deferred purchase amount is non-interest bearing. The Company's annual repayment to the vendor is calculated at 4% of revenues from produce sales. The original amount of the deferred purchase was $287,000. To date, the Company has repaid $10,476 of such amount. The next annual payment is to be made to the vendor in the second quarter of 2017. The outstanding balance of the deferred purchase amount is secured by the LED light modules.



Green Sense Farms
3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.greensensefarms.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.



Green Sense Farms

3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

MANAGER, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our manager and executive officers as of July 1, 2016, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Robert Colangelo	Founding Farmer, CEO, President	Since inception
Carl Wenz	Founding Farmer, CFO, Treasurer	Since inception
Rob Schlyer	Secretary	March 17, 2015
Manager		
Robert Colangelo	Sole Manager	Since inception

Our CEO and CFO work full-time for Green Sense Farms. There are no family relationships between the manager, executive officers or significant employees. During the past 5 years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses. In addition to our officers and manager, we employ a full time Grower, Agricultural Engineer, and farmers and packers that are hourly employees.

Executive Officers

Robert Colangelo – Co-Founder, Manager, Chief Executive Officer and President

Robert Colangelo has served as the Company's Manager, CEO and President since inception in 2012. Mr. Colangelo is an environmental entrepreneur, scientist and author with 25 years' experience creating market based environmental companies. He is the founder of several leading for profit & nonprofit environmental organizations. Prior to his involvement with the Company he **founded, and served as Executive Director of a nonprofit association for Fortune 100 industrial companies to meet, exchange ideas, and benchmark best management practices so executives could better manage large portfolios of surplus properties. Founding members included: Alcoa, BASF, Ford, ExxonMobil.**

Carl Wenz – Co-Founder and Chief Financial Officer

Carl Wenz has served as the Company's Chief Financial Officer since inception in 2012. Mr. Wenz started his accounting career at the Dearborn Group, LLC, an Arlington Heights, IL a firm that owned and managed numerous apartment developments in IL and IA. He then worked at Utilities, Inc., a multi-state water and wastewater utility holding company. As the VP of Regulatory Matters, Mr. Wenz was responsible for all functions dealing with rate setting and economic regulation in the Company's sixteen state service area. He then formed DC Custom Homes, LLC. As a partner in the firm, he participated in the acquisition, redevelopment and sale of numerous residential properties in the suburbs of Chicago. He also is a partner in AC Capital Partners, LLC, a firm that owns and leases assisted living centers in Wisconsin.

Robert Schlyer – Secretary/General Counsel

Mr. Schlyer has been involved with Green Sense Farms since formation, and serves as its Secretary, General Counsel and Manager of Investor Relations. Mr. Schlyer has worked with established and start-up companies for 20+ years providing legal and consulting service for international technology companies, real estate management companies, food service businesses, and within the medical technology space. His practice has focused on businesses with transformative ideas that positively impact society.

Mr. Schlyer is also co-founder of the North Shore Men's Health Initiative, a charitable organization benefiting Northwestern University's Feinberg School of Medicine cancer research department.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

Mr. Colangelo and Mr. Wenz each earn an annual salary of $50,000 and are eligible to receive annual bonuses.

Compensation of Manager

We currently have a sole manager, and he is not compensated for such role. We do not anticipate compensating our executive officers or manager(s) for attendance at meetings. We reimburse our officers and managers for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

The Company has formed a high profile, volunteer, Advisory Board, that actively consults with the Manager regarding expansion and development decisions.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Held	% of Voting Power Prior to Offering
Robert Colangelo	450,000 Common Units	79.2%

Carl Wenz	68,180 Common Units	12%



Green Sense Farms
3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

Executive Officers

Robert Colangelo – Co-Founder, Manager, Chief Executive Officer and President

Robert Colangelo has served as the Company's Manager, CEO and President since inception in 2012. Mr. Colangelo is an environmental entrepreneur, scientist and author with 25 years' experience creating market based environmental companies. He is the founder of several leading for profit & nonprofit environmental organizations. Prior to his involvement with the Company he **founded, and served as Executive Director of a nonprofit association for Fortune 100** industrial companies to meet, exchange ideas, and benchmark best management practices so executives could better manage large portfolios of surplus properties. Founding members included: Alcoa, BASF, Ford, ExxonMobil.

Carl Wenz – Co-Founder and Chief Financial Officer

Carl Wenz has served as the Company's Chief Financial Officer since inception in 2012. Mr. Wenz started his accounting career at the Dearborn Group, LLC, an Arlington Heights, IL a firm that owned and managed numerous apartment developments in IL and IA. He then worked at Utilities, Inc., a multi-state water and wastewater utility holding company. As the VP of Regulatory Matters, Mr. Wenz was responsible for all functions dealing with rate setting and economic regulation in the Company's sixteen state service area. He then formed DC Custom Homes, LLC. As a partner in the firm, he participated in the acquisition, redevelopment and sale of numerous residential properties in the suburbs of Chicago. He also is a partner in AC Capital Partners, LLC, a firm that owns and leases assisted living centers in Wisconsin.



Green Sense Farms
3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

PLAN OF DISTRIBUTION

We are offering a minimum of 1,000 Common Units (the "Target Offering Amount") and a maximum of 10,000 Common Units (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before October 15, 2016 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited by October 15, 2016, the offering may continue until the earlier of October 15, 2016 (which date may be extended at our option) or the date when all Units have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

We are not selling the Units through commissioned sales agents or underwriters. We will use our existing website to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on Startengine.com.

The Startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in Green Sense Farms.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user friendly process of establishing their personal and financial identity, selecting the number of Units to be purchased and how payment will be made, and executing subscription agreements. Once complete all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the Units, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,000 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $100,000; or
- 10% of such investor's annual income or net worth (not to exceed an amount sold of
$100,000), if both the annual income and net worth of the investor is $100,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged StartEngine Crowdfunding, Inc. ("StartEngine") to serve as the intermediary through which the offering will be conducted. StartEngine is a registered intermediary with the SEC. They charge a 5% total fee on all funds raised. The StartEngine fee will be paid by the Company and the Investor, 2.5% each, or $2.50 per unit. We will pay StartEngine an estimated $2,500 if we only raise the Target Offering Amount and $25,000 if we raise the Maximum Offering Amount.

We have engaged FundAmerica Securities, LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation CF;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to FundAmerica, which is also acting as our transfer agent.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities up to $25 per investor for escrow and transaction processing fees, including anti-money laundering review, automated clearing house / wire transfer fees, and electronic signature fees. In addition, we will pay FundAmerica Securities $500 for escrow account set up.

FundAmerica has not investigated the desirability or advisability of investment in the securities offered hereby nor approved, endorsed or passed upon the merits of purchasing the securities offered hereby.

As transfer agent, FundAmerica will be paid a monthly administration fee of $25 per month for so long as the offering is being conducted.

Green Sense Farms executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on Green Sense Farms website. They also work with startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.



Green Sense Farms

3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

RELATED PARTY TRANSACTIONS

 Green Sense Farms has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.



Green Sense Farms
3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

USE OF PROCEEDS

We estimate that, at a per Common Unit price of $100.00, the net proceeds from the sale of the 10,000 Common Units in this offering will be approximately $903,000, after deducting the estimated offering expenses of approximately $97,000.

The net proceeds of this offering will be used primarily to fund research and development, farm expansion/pre-development activities, and improve operational efficiencies at the Portage Farm.

Accordingly, we expect to use the net proceeds as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$100,000	$1,000,000
Less: Offering Expenses		
(a) StartEngine Fees (2.5% of 5% total fee)	$2,500	$25,000
(b) FundAmerica Fees[1]	$4,700	$47,000
(c) Professional Fees[2]	$2,000	$25,000
Net Proceeds	$90,800	$903,000
Use of Net Proceeds:		
(a) R&D	$90,800	$300,000
(b) Marketing	-	$50,000
(c) Salaries and General Admin	-	$100,000
(d) Expansion farm development	-	$200,000
(e) Professional Fees	-	$3,000
(f) Working Capital [3]	-	$300,000
Total Use of Net Proceeds	$90,800	$903,000

(1)   FundAmerica's fees will vary based on the total number of investors and amount per investment.

(2)   Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3)   A portion of working capital will be used for officers' salaries.

      The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this Offering in short-term, interest-bearing securities.



Green Sense Farms

3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

Video Transcription

I'm Robert Colangelo, founding farmer and CEO of Green Sense Farms. People are much more conscientious about the food they eat and I came across an idea that we perfected through four years of R&D and then built it into a large scale commercial farm.

Green Sense Farms is the largest indoor vertical farm, we grow leafy green vegetables 24 - 7 and harvest 365 days a year. We see this as a way to sustainably grow food locally, making communities healthier.

Vertical farming is a process in which we grow and stack in hydroponic tubs 24 feet tall in a room where we control the total environment. The plants get perfect conditions every day and they grow consistently year round independent of the weather and that allows us to put these farms anywhere.

We're constantly looking for ways to improve efficiencies and reduce our use of energy. Any water that is not uptaked by the plants gets recycled. We also have automation controls and censors so that we can grow very analytically.

Our goal here at Green Sense Farms is to go from harvest to the market in less than 24 hours. As a customer, one of the advantages you will see right away is that we leave the roots in tact on the product so that when we ship it that way, it really increases shelf life. Typically we can grow crops at least 50% faster. Our ultimate goal here at Green Sense Farms is to be sustainable and profitable and we get to do that by having a happy work environment. I really take pride in what we're doing here. We're part of the community, we employe people from the community, we give back to the charities in the community. We're hopeful the investment community will embrace, not only the market that we're in but also the way that we do and our very unique business model. We're looking for investors that are as excited about this industry as we are.

We think your biggest perk is being able to be part of a growing company that changing the world. We're building farms globally, we've just opened our first farm in China. We're transforming farming and how produce is distributed. You're part of that once you're an investor.

Phase one is to build a network of farms, to build a brand that's nationally known and locally grown. When you invest in Green Sense Farms, you're going to help fund our R&D effort, so that we can constantly improve the way we grow. You'll also fund predevelopment activities. We have ten farms in the pipeline as well as a small amount will go towards operations. The first thing that you do if you really want to experience Green Sense Farms is to buy our local produce. It's healthy, it's nutritious, and it will improve your lifestyle. The second thing is come work for us and be part of this great company we're building. Lastly, come invest in us and share in our success and be part of our growth.